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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                 ARTISOFT, INC.
                                 --------------
                                (Name of Issuer)

                     Common Stock, park value $.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    04314L106
                                    ---------
                                 (CUSIP Number)

                               Gerald R. Forsythe
                                1075 Noel Avenue
                            Wheeling, Illinois 60090
                                 (847) 459-4250
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                              Robert A. McWilliams
                                Freeborn & Peters
                       311 South Wacker Drive, Suite 3000
                          Chicago, Illinois 60606-2118
                                 (312) 360-6000

                                December 23, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- I (a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04314L106
-------------------

(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  GERALD R. FORSYTHE
                  ------------------

(2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
     (a) [ ]
     (b) [ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)


(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
     ------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

                           UNITED STATES
                           -------------
                                      (7)  SOLE VOTING POWER


                                      (8)  SHARED VOTING POWER
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON
WITH                                                648,969
                                                    -------
                                      (9)  SOLE DISPOSITIVE POWER

                                      (10) SHARED DISPOSITIVE POWER
                                                    648,969
                                                    -------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           648,969
           -------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)        [ ]
     -------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           3.65%
           -----
(14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
           --

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                         AMENDMENT NO. 8 TO SCHEDULE 13D

     This Amendment No. 7, which is being filed by Gerald R. Forsythe (the "Reporting Person"), supplements and amends the Statement on Schedule 13D relating to the common stock, par value $.0l per share (the "Common Stock"), of Artisoft, Inc. (the "Company") originally filed jointly by the Reporting Person and Indeck Power Equipment Company and Indeck Energy Services, Inc. with the Commission on January 19, 1996, as amended by Amendment No. I filed with the Commission on July 9, 1996, Amendment No. 2 filed with the Commission on November 6, 1996, Amendment No. 3 filed with the Commission in September 1988, Amendment No. 4 filed with the Commission on April 9, 1998, Amendment No. 5 filed with the Commission on September 21, 1998, Amendment No 6 filed with the Commission on November 9, 1998 and Amendment No 7 filed with the Commission on April 12, 2001 (as amended, the "Statement").

        The following items of this Statement are hereby supplemented and/or amended as indicated:

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

          (a) The Reporting Person beneficially owns an aggregate of 648,969 shares of Common Stock, representing approximately 3.656% of the outstanding shares of Common Stock (based on shares outstanding as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

          (c) From December 19, 2002 to December 23, 2002, 1,703,420 shares of Common Stock beneficially owned by the Reporting Person were sold, in market transactions. Net of commissions, the average selling price for such shares was $0.247 per share. Gross selling prices for such shares ranged from $0.25 per share to $0.35 per share.

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  January 2,  2003


                                            /s/ Gerald R. Fosythe
                                            ------------------------------------
                                            Gerald R. Forsythe